Exhibit 99.1

Axonex Intelligence’s AI Robotics Series Makes a Splash at InnoEX

Featuring NEX’s Debut in Hong Kong As AXONEX Showcases Its Latest Robotics Portfolio

Hong Kong, April 14, 2026 (GLOBE NEWSWIRE) -- Mint Incorporation Limited (“Mint” or the “Group”, NASDAQ: MIMI), a Hong Kong-based company with a new strategic focus on artificial intelligence (“AI”) and robotics, and an established business interior design and fit-out works provider, today announced that its wholly-owned subsidiary, Axonex Intelligence Limited (“AXONEX”), is participating in the Hong Kong International Creative & Technology Expo (“InnoEX”), organized by the Hong Kong Trade Development Council (“HKTDC”). InnoEX is being held from April 13 to 16, 2026, at the Hong Kong Convention and Exhibition Centre. As an annual flagship innovation and technology event in Asia, InnoEX brings together cutting-edge technologies and smart solutions from around the world and serves as a key platform for cross-sector collaboration and business matching. This year’s edition places a strong focus on AI and robotics. AXONEX is showcasing its latest series of robotics products at InnoEX, demonstrating the Group’s ongoing research and development achievements in AI.

AXONEX is presenting a total of 6 robot series at InnoEX. Among them, the newly developed production-oriented semi-humanoid robot, NEX, is being presented in Hong Kong for the first time. NEX combines an embodied AI system powered by NVIDIA Jetson AGX Orin with AXONEX’s proprietary AX-CORE database. Equipped with AI vision recognition and grasping algorithms, NEX is designed to recognize over 100 different scenes, objects, and actions. Its modular control architecture enables its wheeled chassis, torso-and-arm assembly, and dexterous hands to operate independently and precisely in coordination, allowing it to perform complex grasping tasks. The exterior design, crafted by AXONEX’s design team, combines a friendly appearance with a sleek and modern design. NEX also includes a programmable function library, scheduled task execution, and multiple grasping modes (e.g., souvenir grasping, cargo grasping), as well as left-right hand coordination (suitable for airport luggage trolley scenarios). It is designed for applications in medical care, industrial settings, retail, and exhibition demonstrations.

AXONEX is also presenting the AI-powered companion robot, FLOKI Minibot M1 (chassis model R-300), which was co-developed with Rice Robotics. The FLOKI Minibot M1 is designed as an intelligent companion for everyday use, combining AI-driven personalized interaction with practical functions, including smart reminders, proactive notifications, natural conversation, concierge services, and educational tutoring. It is also designed to develop a personalized interaction style with each user, which may create a more intuitive and engaging user experience. AXONEX anticipates that future development plans for the FLOKI Minibot M1 include customized upgrades for the education, hospitality, and entertainment sectors. In addition, AXONEX is showcasing the NEO (R-100 chassis), a desktop/hanging smart companion robot, and is currently under discussion with various intellectual property partners regarding potential collaborations. Any market introduction of the product will be subject to the outcome of those discussions.

AXONEX is also presenting the Model Larry L, Model Max M3, and Model Parry P patrol robot series, covering a range of application scenarios, including services, inspection, security, and smart buildings. The exhibition area also displays the Group’s latest AI solutions, including solutions relating to non-aircraft platforms used in drone-related and other low-altitude applications.

In addition, AXONEX is showcasing a number of its latest in-house developed AI smart platforms, covering multiple scenarios including home, security, workplace, aerial, and vertical transport, demonstrating the Group’s research and development capabilities in the robotics and smart systems field. These include:

●	Xero Basic, a home robotics operations platform that helps residents manage and monitor robots from different brands;

●	Xero Pro, a ground patrol security platform offering autonomous patrol and real-time incident response;

●	Optimus, a workplace intelligence platform that integrates real-time environmental and infrastructure data to enhance management and decision-making efficiency;

●	Raven, an aerial drone operations platform supporting fleet-based monitoring, inspection, and rapid response; and

●	OPUS, a universal lift control system that, through its patented lift control button and integrated interface, ensures precise and safe vertical transport for robots via lifts.

The launch of these platforms marks a further step for the Group in smart living and industrial applications, delivering more efficient intelligent solutions to the market.

Mr. Damian Chan, Chairman of the Board and Chief Executive Officer of Mint, said: “AXONEX’s participation in InnoEX is an important step for us to showcase our transformation results and connect with global resources. Our goal is not just to build individual robots, but to build a complete ecosystem covering different types of robots (production, patrol, and companion), intelligent control software, and application scenarios. Through this exhibition, we aim to convey to the global industry the Group’s philosophy of ‘empowering humanity through AI and robotics’. Going forward, the Group will continue to invest in and expand its AI image analysis platform and intelligent development systems that align with our core business. Our vision is to build a smart industry ecosystem – from space construction, smart insurance, robots, AI data platforms, AI agents, business operations, to industrial data analysis – offering customizable and personalised services and products to clients with different needs. With Hong Kong as our base, we will continue to optimise our products and gradually expand into overseas markets such as Southeast Asia, Japan, and the United States, steadily building a robotics enterprise driven by Hong Kong’s core technologies.”

The AI and robotics industry is currently facing core demands such as improving operational efficiency, enhancing security control, and cost optimization. Automated and smart solutions are becoming an increasingly important industry trend. AXONEX’s new semi-humanoid robot NEX addresses market pain points with core technologies, including AI vision navigation, precision grasping, and multimodal interaction, effectively tackling industry challenges such as high labour costs in the service sector, difficulties in standardising operations, and the need to improve human-robot interaction experiences. With the Group’s continuous expansion into overseas markets such as Southeast Asia and Japan, along with ongoing optimisation of Hong Kong’s homegrown technologies, the Group is continuing to develop its AI and robotics business as part of its broader business transformation.

Photo Caption

Mr. Damian Chan, Chairman of the Board and Chief Executive Officer of Mint, showcasing the latest robot series at the InnoEX booth.

About Mint Incorporation Limited

Mint Incorporation Limited (NASDAQ: MIMI), a Hong-Kong based enterprise listed on NASDAQ, specializes in artificial intelligence (AI), robotics, and interior design. Through its subsidiary, Axonex Intelligence Limited, the company delivers intelligent robotics and facility management solutions to enterprises, real estate, shopping centers, government agencies, and more. Mint also operates Matter International Limited, providing professional interior design and renovation services. With a focus on innovation and practical applications, Mint is committed to enhancing efficiency, safety, and quality of life across industries.

Media Enquiries

Strategic Financial Relations Limited
Vicky Lee	Tel: (852) 2864 4834	E-mail: vicky.lee@sprg.com.hk
Rachel Ko	Tel: (852) 2114 2370	E-mail: rachel.ko@sprg.com.hk
Cherrie Man	Tel: (852) 2864 4846	E-mail: cherrie.man@sprg.com.hk